Exhibit 99.1
Satyam to Consider Additional Strategic Actions
Company appoints DSP Merrill Lynch as outside advisor
Board meeting rescheduled
Hyderabad, India, December 27, 2008: Satyam Computer Services Ltd. (NYSE:SAY), a leading global consulting and IT services provider, today announced that the next meeting of its Board of Directors has been rescheduled to January 10, 2009 in order to allow the board to consider additional options.
“Satyam’s Board of Directors recognizes the serious nature of certain questions raised by the events of the last two weeks,” said B. Ramalinga Raju, Chairman and Founder of Satyam. “In order to ensure that these questions are properly addressed, and that the interests of stakeholders are fully and carefully considered, Satyam has decided to broaden the scope of its deliberations beyond a possible buy-back of its stock.”
Additional possible actions include:
•	Measures to strengthen Satyam’s governance structure, including increasing the size and altering the composition of the board.

•	Conducting a review of the company’s strategic options to enhance shareholder value. The company has engaged DSP Merrill Lynch to assist in this review.

•	Addressing issues arising from a possible dilution of the promoter’s stake in the company.
The board is expected to make recommendations on these matters at the January 10th meeting.
“Satyam takes the interests of its stakeholders very seriously, and we will take whatever steps are necessary to reinforce their trust and confidence in the company,” Mr. Raju added.

About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in 20* industries and more than 65* countries.
Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s 52,865* professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve 690* clients, including 185* Fortune 500. For more information, see www.satyam.com.

*	As of September 30, 2008

Satyam Contacts:
For clarifications, write to us at MediaRelations@Satyam.com
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the quarter ended June 30, 2008, furnished to the Securities and Exchange Commission on July 25, 2008, and the other reports filed with the Securities and Exchange Commission from time to time. These filings are available at http://www.sec.gov